

June 2, 2014

Via E-mail
Joseph Daches
Chief Financial Officer
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056

      Re: **Magnum Hunter Resources Corporation**
                Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013
                Filed February 23, 2014
                Response dated May 16, 2014
                File No. 1-32997

Dear Mr. Daches:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the following comments within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 5

Marcellus Shale Properties, page 12

1.   In part, your response to prior comment 3 from our April 28, 2014 letter states, "Providing the information requested is impracticable, as the Company <u>does not track initial production rates by product type</u>, and based on the manner in which hydrocarbons are produced we are limited to identifying IP-30 Day Rates in either the pre-processed form of liquids or natural gas." You have disclosed production rates on an MCFE/day basis which, conventionally, requires production figures for liquids and natural gas. Please explain to us the method you used to calculate the MCFE/day production rates you disclosed in your document. We may have additional comment.

Joseph Daches
Magnum Hunter Resources Corporation
June 2, 2014
Page 2

Exhibit 99.1

2.   Your response to our prior comment 11 characterizes "Other Deductions" on page 1 of
the third party report as costs associated with compression/gathering, transportation and
water disposal. It is the staff's position that economic producibility for reserve estimation
is determined at the well level. Please explain to us the reasons that these costs are not
allocated on a well/location basis.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and the Securities Exchange Act of 1934, and that they have provided all information
investors require for an informed investment decision. Since the company and its management
are in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  • staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

  • the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

        You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions
about engineering comments. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878
or Laura Nicholson, Attorney-Adviser, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Charles H. Still, Jr.
        Bracewell & Giuliani LLP